Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Pixar:

We consent to the use of our reports dated March 7, 2006, with respect to the balance sheets of Pixar as of January 1, 2005 and December 31, 2005, and the related statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated by reference herein and to the references to our firm under the headings “Experts” and “Selected Summary Historical Financial Data of Pixar” in the proxy statement/prospectus.

/s/    KPMG LLP

San Francisco, California

March 30, 2006